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As filed with the Securities and Exchange Commission on April 8, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ISIS PHARMACEUTICALS, INC.
(Name of Subject Company—Issuer and Filing Person—Offeror)

464330-10-9
(CUSIP Number of Class of Securities)

B. Lynne Parshall, Esq.
Executive Vice President
Isis Pharmaceuticals, Inc.
2292 Faraday Avenue
Carlsbad, California 92008
(760) 931-9200
(Name, address, and telephone number, of person authorized to receive notices and communications on behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee**

$49,323,328	$3,991

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,440,348 shares of Common Stock of Isis Pharmaceuticals, Inc. having an aggregate value of $49,323,328 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of March 31, 2003.

**
$80.90 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the Offer to Exchange under the "Summary of Terms" section is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Isis Pharmaceuticals, Inc., a Delaware corporation (the "Company"), the address of its principal executive office is 2292 Faraday Avenue, Carlsbad, California 92008 and the telephone number of its principal executive office is (760) 931-9200. The information set forth in the Offer to Exchange under Section 16 ("Information About Isis") is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options issued prior to January 5, 2002 with exercise prices equal to or greater than $5.00 per share currently outstanding under the Company's 2000 Broad-Based Equity Incentive Plan (the "2000 Plan") or the Company's 1989 Stock Option Plan (the "1989 Plan") (collectively, the "Option Plans"), to purchase shares of the Company's Common Stock, par value $0.001 per share (the "Common Stock") held by optionholders as of April 8, 2003 (the "Eligible Option Grants") for replacement options (the "Replacement Options") to purchase shares of the Company's Common Stock to be granted under the 2000 Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange (the "Offer"). Only employees of Isis as of April 8, 2003, who were not affected by the April 1, 2003 reduction in force and continue to be employed through the Offer expiration date of May 8, 2003, or a later date if the Offer period is extended, are eligible to participate in the Offer (the "Eligible Participants"). The Company's non-employee directors are not eligible to participate in the Offer. If an Eligible Participant accepts this Offer with respect to any Eligible Option, the Eligible Participant does not have to exchange all of his or her Eligible Option Grants. However, the Eligible Participant must tender all shares issuable under each particular Eligible Option it wishes to tender. The Company is conducting the exchange with respect to Eligible Option Grants based on the following exchange ratios dependent upon the exercise price of your stock options:

Option Price	Exchange Ratio (new for old)
Greater than or equal to $5 but less than $10	1:1.5
Greater than or equal to $10 but less than $15	1:2
Greater than or equal to $15 but less than $20	1:2.5
Greater than or equal to $20	1:3

Thus, the Company will issue a Replacement Option covering an amount of shares equal to the applicable exchange ratio multiplied by the number of shares subject to a tendered Eligible Option. Eligible Participants who are currently on medical, maternity, worker's compensation, military or other statutorily protected leave of absence are eligible to participate in the Offer. However, individuals who would otherwise be Eligible Participants who (1) are on a leave of absence for any other reason and do not return to active status before the Offer termination date of May 8, 2003, or a later date if the Offer period is extended, or (2) whose services or employment are terminated or discontinued at any time before the Offer termination date of May 8, 2003, or a later date if the Offer period is extended, are not eligible to participate in this Offer and shall not be deemed Eligible Participants. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences"), Section 13 ("Terms of the Offer Specific to Eligible Participants Employed Outside of the United States"), and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) Plans.

In December 2001, the severance benefits agreements we had with certain key employees expired. As a result, in April 2003, our board of directors approved entering new agreements with certain key employees, including our executive officers, pursuant to which we will agree to provide them severance benefits under certain conditions. In the event that one of the employee's employment is terminated without "cause", as defined in the agreement, by us on or before December 31, 2005 (the "Severance Period"), the employee will be eligible to receive a severance payment equal to a minimum of 9 months of his or her then current base salary, less payroll deductions and withholdings.

In the event that one of these employee's employment is terminated during the Severance Period as a result of a change in control as defined in the agreement, the employee's severance payment will be increased so that he or she will receive a minimum of 13.5 months of his or her then current base salary, less payroll deductions and withholdings.

Although Mr. Miller is currently a member of our Board of Directors, he is not running for re-election at our June Annual Meeting of Stockholders. As a result, he will continue to serve as a director through the date of the Annual Meeting. At that time, we will reduce the number of members on the Board to eight members.

At present, the Board of Directors is composed of nine (9) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 1 ("Number of Options; Expiration Date"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

(c) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. Not applicable.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. Item 8 ("Financial Statements and Supplementary Data") of Isis Pharmaceuticals, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 31, 2003, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 16 ("Information About Isis") and Section 18 ("Additional Information") is incorporated herein by reference.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange, dated April 7, 2003.
99.(a)(1)(B)	Form of Electronic Letter of Transmittal—Memorandum to Employees.
99.(a)(1)(C)	Form of Summary of Terms.
99.(a)(1)(D)	Form of Election Form.
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	Powerpoint slide presentation to holders of Eligible Option Grants.
99.(a)(1)(H)	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(J)	Isis Pharmaceuticals, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)	Isis Pharmaceuticals, Inc.'s 2000 Broad-Based Equity Incentive Plan and related form of option agreement (incorporated herein by reference to the indicated exhibit in Isis Pharmaceuticals Annual Report on Form 10-K for the year ended December 31, 1999, originally filed March 28, 2000.
99.(d)(1)(B)	Rights Agreement dated as of December 8, 2000 between Isis Pharmaceuticals, Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to Isis Pharmaceuticals, Inc.'s Report on Form 8-K dated December 8, 2000)
99.(g)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

[Remainder of this page intentionally left blank.]

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2003

ISIS PHARMACEUTICALS, INC.
By:	/s/ B. LYNNE PARSHALL
Name:	B. Lynne Parshall
Title:	Executive Vice President & CFO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange, dated April 7, 2003.
99.(a)(1)(B)	Form of Electronic Letter of Transmittal—Memorandum to Employees.
99.(a)(1)(C)	Form of Summary of Terms.
99.(a)(1)(D)	Form of Election Form.
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	Powerpoint slide presentation to holders of Eligible Option Grants.
99.(a)(1)(H)	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(J)	Isis Pharmaceuticals, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)	Isis Pharmaceuticals, Inc.'s 2000 Broad-Based Equity Incentive Plan and related form of option agreement (incorporated herein by reference to the indicated exhibit in Isis Pharmaceuticals Annual Report on Form 10-K for the year ended December 31, 1999, originally filed March 28, 2000.
99.(d)(1)(B)	Rights Agreement dated as of December 8, 2000 between Isis Pharmaceuticals, Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to Isis Pharmaceuticals, Inc.'s Report on Form 8-K dated December 8, 2000)
99.(g)	Not applicable.

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SCHEDULE TO
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
INDEX OF EXHIBITS